SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
May 14, 2009
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains a press release of Infineon Technologies AG dated May 12, 2009, announcing the result of a cash tender offer by the Company for certain outstanding convertible and exchangeable notes. Pursuant to the offer, the Company has bought back bonds with an aggregate nominal value of EUR 52.4 million for an aggregate purchase price of EUR 39.3 million (representing a discount of 25%).

NOT FOR DISTRIBUTION INTO THE UNITED STATES OF AMERICA, THE REPUBLIC OF ITALY, CANADA, AUSTRALIA OR JAPAN. THIS NOTICE IS NOT A PROSPECTUS AND, TO THE EXTENT THAT IT MAY CONSTITUTE AN ADVERTISEMENT, DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO PURCHASE SECURITIES OF INFINEON TECHNOLOGIES AG.
INFINEON TECHNOLOGIES AG
Notice to all holders of €700,000,000.00 5% convertible bonds of INFINEON
TECHNOLOGIES HOLDING B.V. due 2010, ISIN XS0168128030, and to all holders of
€215,000,000.00 1.375% exchangeable bonds of INFINEON TECHNOLOGIES
INVESTMENT B.V. due 2010, ISIN DE000A0TJ8M1
On 5 May 2009, INFINEON TECHNOLOGIES AG (the “Company”) submitted to all holders of €700,000,000.00 5% convertible bonds, issued by INFINEON TECHNOLOGIES HOLDING B.V., due 2010 (the “Convertible Bonds”) and €215,000,000.00 1.375% exchangeable bonds, issued by INFINEON TECHNOLOGIES INVESTMENT B.V., due 2010 (the “Exchangeable Bonds”) an invitation for offers to sell notes for cash and had announced to use up to €150,000,000.00 for the purchase of these notes at a maximum purchase price of 75% of the respective nominal amount.
The deadline to submit offers expired on 11 May 2009 4.00 pm (CEST).
The Company herewith announces the following preliminary results:

			Total Funds spent
	Actual Purchase	Nominal amount of	on the Purchase of
Description of the Notes (ISIN)	Price	Notes accepted in €	Notes in €
€700,000,000.00 5% Convertible Notes (ISIN XS0168128030)	37,500.00	45,100,000.00	33,825,000.00
€215,000,000.00 1,375% Exchangeable Notes	37,500.00	7,300,000.00	5,475,000.00
Hence, the Company has spent a total of €39,300,000.00 on the purchase. After execution of the sales contracts the Company’s nominal liabilities from the Exchangeable Bonds will decrease from an aggregate amount of €66,350,000.00 to €59,050,000.00 and from the Convertible Bonds from an aggregate amount of €578,000,000.00 to €532,900,000.00.
Infineon Technologies AG
Investor Relations & Financial Communication
Am Campeon 9
D-85579 Neubiberg
Germany

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: May 14, 2009	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer